Exhibit 99.1

Investor News	Dr. Dominik Heger
Head of Investor Relations & Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
Dominik.Heger@fmc-ag.com
www.freseniusmedicalecare.com

January 13, 2017

Fresenius Medical Care Announces Leadership Change in North America

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company”, “FMC” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced a leadership change in North America. William (Bill) Valle (56) has been appointed the new Chief Executive Officer (CEO) of North America, effective January 16, 2017. Bill Valle will succeed Ronald (Ron) Kuerbitz (56), who is joining agilon health as Chief Executive Officer. agilon health is a healthcare services and technology company formed in 2016 that partners with physicians to create value-based healthcare delivery systems.

“Fresenius Medical Care and agilon health share a vision for making healthcare more effective by empowering patients and caregivers with the administrative, technology and management resources that enable them to focus the right resources on the right patient at the right time and place, although in different areas of the health care sector. That focus is essential to the transition from fee-for-service to value-based care — and is the path to better outcomes, better experiences and better economics for all participants in the system. I am very proud of the accomplishments of the remarkably capable and dedicated team at Fresenius Medical Care and I am thrilled to join an equally creative and dedicated team at agilon.” said Ron Kuerbitz, who will remain with the company until mid-February and will assist in the leadership transition during that time.

Bill Valle serves since 2014 as Executive Vice President responsible for the Dialysis Service Business of Fresenius Medical Care North America (FMCNA) — the largest business segment of the company as well as our Vascular Access business. In that position Bill was responsible for the successful management of more than 2,400 outpatient facilities and home programs and 1,400 inpatient programs across the United States and Puerto Rico. Approximately 187,000 dialysis patients receive life-sustaining dialysis therapy in these facilities.

Bill Valle joined FMCNA in 2009 with 22 years’ experience in the dialysis industry, holding executive positions at several dialysis companies including Gambro Healthcare, Inc.

Before 2014 Bill Valle served as President of Fresenius Medical Care Integrated Renal Services. In that capacity, he oversaw Fresenius Vascular Care and our Services Business Development team, and also had responsibility for integrating our other key areas of provider operations, including the FreseniusRx pharmacy, Inpatient Services and Spectra Laboratories.

“I want to thank Ron for his many years of outstanding contributions — most notably his strong stewardship of our strategic shift toward building a coordinated care network for patients and we wish Ron all the best in his future endeavors” said Rice Powell, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board. “I am incredibly proud of the world class executive and operations team we have assembled and the unparalleled care network we have built. Bill’s successful record and his extensive management experience within FMCNA and the health care field qualify him superbly for the position. I am confident he is the right leader for FMCNA as we continue to grow and integrate our businesses into a coordinated care network.”

Stephan Sturm, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “Bill has made outstanding contributions to the success of Fresenius Medical Care over the years. With his excellent understanding of the strategic opportunities and challenges ahead of us, Bill’s leadership will ensure the continued success of the company.”

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases, of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,579 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 306,366 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination. For more information about Fresenius Medical Care, visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.